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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40505

Ambrx Biopharma Cayman, Inc.

(formerly known as Ambrx Biopharma Inc.)

(Exact name of registrant as specified in its charter)

10975 North Torrey Pines Road,

La Jolla, California 92037

(858) 875-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US $0.0001 per share

American Depositary Shares, each representing seven ordinary shares, par value US $0.0001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Ambrx Biopharma Cayman, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 23, 2023	By:	/s/ Sonja Nelson
		Name:	Sonja Nelson
		Title:	Chief Financial Officer